September 26, 2012

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 235 to the Registration Statement

on Form N-1A of BlackRock FundsSM (the “Trust”) relating to

BlackRock Real Estate Securities Fund (the “Fund”)

Dear Mr. Ganley:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 235 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to the Fund, formerly known as BlackRock US Real Estate Securities Strategy Fund.

The Amendment is being filed pursuant to Rule 485(a) under the Securities Act for the purpose of completing the information required to be provided in the Registration Statement. An acceleration request for effectiveness at 9 a.m. on September 28, 2012, or as soon as is practicable thereafter, is being submitted concurrently with this filing.

Set forth below are the Trust’s responses to the comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on September 10, 2012, regarding the Trust’s Post-Effective Amendment No. 225 to its Registration Statement filed with the Commission on July 18, 2012 for the purpose of registering a new series of the Trust. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

September 26, 2012

Prospectus

Comment 1. Fund Overview—Principal Risks of Investing in the Fund

On page 4, the prospectus states under Real Estate Related Securities Risk, that “[i]f the Fund’s real estate related investments own real estate assets which are concentrated in one geographic area or in one property type, the Fund will be particularly subject to the risks associated with that area or property type.” Mr. Ganley noted that if the Fund anticipates concentrating in one geographical area or property type, that should be stated along with the specific risks associated with that area or property type.

Response: The Fund does not currently anticipate concentrating in a particular geographical region (other than the United States), sector or property type. Should this change in the future, the Fund will revise and/or sticker the prospectus to disclose that concentration and any additional related risk factors. The Fund believes that its current disclosure is appropriate.

Comment 2. Details About the Fund—How the Fund Invests—Other Strategies

On page 7 in the section captioned “Derivatives,” disclose how the Fund will value derivatives, particularly in connection with the “names rule,” the management fee calculation and for purposes of the asset coverage provisions of Section 18. Mr. Ganley stated that the Staff was also concerned with how asset segregation will be determined with respect to credit default swaps and total return swaps.

Response: For purposes of calculating (i) compliance with the “names rule” and (ii) the management fee payable by the Fund, the Fund will use the fair market value of the derivative instruments, which will either be the market value or will be the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Trust’s Board. With respect to credit default swaps, for purposes of the asset segregation requirements imposed under the Investment Company Act of 1940, as amended, the Fund intends to segregate the notional amount of the transaction when the Fund writes a credit default swap. The Fund does not intend to invest a substantial portion of its assets in credit default swaps. The Fund does not presently intend to invest in total return swaps.

Statement of Additional Information

Comment 3. Investment Restrictions

Mr. Ganley said that he did not see a concentration restriction.

He stated that restrictions 8 and 10 were quite similar and questioned why the Fund included both.

September 26, 2012

Response: The investment restrictions have been revised to conform to the uniform investment restrictions recently adopted by the BlackRock fund complex with respect to newly organized funds and portfolios. The revised investment restrictions include the following:

“The Fund may not:

1. Concentrate its investments in a particular industry, as that term is used in the Investment Company Act, except that the Fund will concentrate its investments in companies in the real estate industry, which may include real estate investment trusts (“REITs”), REIT-like structures, or real estate operating companies whose businesses and services are related to the real estate industry.”

The revised restrictions eliminate the cited duplication of restrictions relating to commodities.

*  *  *  *  *  *  *  *  *  *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Ellen W. Harris

Ellen W. Harris

cc:	Benjamin Archibald
John A. MacKinnon

BLACKROCK REAL ESTATE SECURITIES FUND OF BLACKROCK FUNDSSM

100 Bellevue Parkway

Wilmington, Delaware 19809

September 26, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

Re:	BlackRock Real Estate Securities Fund of BlackRock FundsSM (the “Registrant”)

Post-Effective Amendment No. 235 to the Registration Statement on Form N-1A

(File Nos. 811-05742 and 33-26305)

Ladies and Gentlemen:

Pursuant to Rule 485(a)(3) under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-captioned Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on September 26, 2012, pursuant to Rule 485(a)(1) under the Securities Act, be accelerated so that it will be declared effective at 9 a.m. Eastern Time, on Friday, September 28, 2012, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

1.	Should the Commission, or the staff of the Commission (the “Staff”) acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the above-captioned Registration Statement effective, does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

By:	/s/ Benjamin Archibald
Name: Benjamin Archibald
Title: Secretary

cc:	John A. MacKinnon, Esq.

John Ganley, Esq.